

October 19, 2023

Douglas Horne
Chief Financial Officer and Chief Accounting Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107-0910

>   **Re: Gannett Co., Inc.**
>   **Form 10-K for the Year ended December 31, 2022**
>   **Filed February 23, 2023**
>   **File No. 001-36097**

Dear Douglas Horne:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

1. Please revise the discussion in your results of operations to quantify the factors attributable to significant changes in income statement line items. For example, you disclose that for the year ended December 31, 2022, distribution costs decreased compared to 2021, primarily due to the reduced volume of home delivery and single copy sales, cost savings driven by the reduction of print offerings, lower delivery and postage costs associated with lower volumes, as well as the absence of expenses associated with both businesses divested and non-core products which were sunset in 2022 and 2021, partially offset by higher rates per copy, an increase in commercial delivery activity, and an increase in third-party distribution costs. However, it is not clear how much each factor contributed to the change, especially considering there are offsetting amounts. Please revise future filings accordingly.

Notes to the Financial Statements

Note 3. Revenue, page 80

2.   We note that your earnings releases and quarterly calls focus on digital-only revenue. Additionally, on page 42 of your MD&A discussion, you disclose that a key element in your consumer strategy is growing your paid digital-only subscriber base. Please tell us how you have considered separately disclosing digital-only circulation revenue as part of your disaggregated revenue disclosure. See guidance in ASC 606-10-55-89 through 55-91.

Note 14. Segment Reporting, page 106

3.   We note that your segment measure of profitability used by the CODM and disclosed in Note 14 is Adjusted EBITDA. We also note that in addition to providing the segment measure of profitability for the Gannett Media segment and Digital Marketing Solutions segment in accordance with ASC 280-10-50-22, you present a Corporate and Other Adjusted EBITDA and a consolidated Adjusted EBITDA amount. Please note that ASC 280 requires disclosure of the profitability measure for each segment only, and disclosure of a consolidated Adjusted EBITDA amount is therefore considered a Non-GAAP financial measure and as such should not be disclosed in the notes to the financial statements under the guidance in Item 10(e)(1)(ii) of Regulation S-K. Please revise to remove the consolidated Adjusted EBITDA amounts. Additionally, ASC 280-10-50-30(b) requires that you reconcile the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations. Please revise accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing